AB
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[redacted]

13010703

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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SEC
Mail Processing
Section
APR 1 - 2013
Washington DC
400

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 23522 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 06-06-2012 (MM/DD/YY) AND ENDING 12-31-2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Apex Clearing Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pacific Ave, Suite 1400
(No. and Street)

Dallas (City) TX (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D Chochon 214-765-1019
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2323 Victory Ave, Suite 2000 (Address) Dallas (City) TX (State) 75219 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AP
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## OATH OR AFFIRMATION

I, Michael D. Chochon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Apex Clearing Corporation, as of December 31st, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel Rosenthal

Peter Lawler

SHARON R. RAY
Notary Public, State of Texas
My Commission Expires
June 29, 2013

[Signature]
Signature

Chief Financial Officer
Title

Sharon R. Ray
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

# Apex Clearing Corporation

## Financial Statements and Supplemental Schedules

For the Period June 6, 2012 through December 31, 2012

With Report and Supplemental Report of Independent Registered Public Accounting Firm

**Apex Clearing Corporation** is a member of FINRA, NYSE MKT LLC, NYSE Arca, Inc., BATS Y Exchange, Inc., BATS Z Exchange, Inc. BOX Options Exchange LLC, C2 Options Exchange, Incorporated, Chicago Board Options Exchange, Chicago Stock Exchange, EDGA Exchange, Inc., EDGX Exchange, Inc., International Securities Exchange, NASDAQ OMX BX Inc., NASDAQ OMX PHLX, Inc., NASDAQ Stock Market, National Stock Exchange, The Options Clearing Corporation., Fixed Income Clearing Corporation, Municipal Securities Rulemaking Board, National Securities Clearing Corporation, The Depository Trust Company, Euroclear, and Securities Investor Protection Corporation (SIPC).

# Index

Ernst & Young LLP
One Victory Park,
Suite 2000,
2323 Victory Avenue
Dallas, TX 75219
Tel: +1 214 969 8000
Fax: +1 214 969 8587
www.ey.com

# Report of Independent Registered Public Accounting Firm

Board of Directors
Apex Clearing Corporation

We have audited the accompanying financial statements of Apex Clearing Corporation (the Company), which comprise the statement of financial condition as of December 31, 2012 and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the period from June 6, 2012 through December 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apex Clearing Corporation as of December 31, 2012 and the results of its operations and its cash flows for the period from June 6, 2012 through December 31, 2012 in conformity with U.S. generally accepted accounting principles.

**Supplementary Information**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

March 29, 2013

**Apex Clearing Corporation**
**Statement of Financial Condition**
**December 31, 2012**

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 45,489,029 |
| Cash - segregated under federal regulations | | 1,059,876,470 |
| Securities -segregated under federal regulations | | 898,969,715 |
| Receivable from customers and non-customers, net of allowance of $5,133,694 (Note 7) | | 741,623,800 |
| Deposits with clearing organizations (including securities at fair value of $8,955,000) | | 203,956,812 |
| Receivable from broker-dealers and clearing organizations | | 122,931,388 |
| Securities borrowed | | 52,475,927 |
| Other assets | | 9,301,163 |
| Fixed assets, less accumulated depreciation of $25,000 | | 433,802 |
| Total assets | **$** | **3,135,058,106** |
| | | |
| **Liabilities and Stockholder's Equity** | | |
| Payable to customers and non-customers | $ | 2,798,191,711 |
| Payable to broker-dealers and clearing organizations | | 78,852,323 |
| Securities loaned | | 62,973,753 |
| Payable to correspondents | | 21,754,306 |
| Securities sold, not yet purchased, at fair value | | 260,631 |
| Accounts payable, accrued expenses, contingencies and other liabilities | | 52,610,586 |
| Total Liabliities | | 3,014,643,310 |
| | | |
| Subordinated borrowings (Note 9) | | 35,000,000 |
| | | |
| Stockholder's equity: | | |
| Common stock, $0.10 par value | | |
| 200,000 shares authorized; 100,000 issued and outstanding | | 10,000 |
| Additional paid-in capital | | 102,888,576 |
| Retained earnings/Accumulated Deficit | | (17,483,780) |
| Total stockholder's equity | | **85,414,796** |
| | | |
| Total liabilities and stockholder's equity | **$** | **3,135,058,106** |

*See accompanying notes.*

## Apex Clearing Corporation
## Statement of Operations
## For the Period June 6, 2012 to December 31, 2012

| | | |
|---|---|---|
| **Revenues** | | |
| Clearing and Execution | $ | 28,612,205 |
| Interest income | | 15,781,788 |
| Other Revenue and Fees | | 6,052,417 |
| Total Revenues | | 50,446,410 |
| | | |
| **Expenses** | | |
| Compensation and benefits | | 23,782,260 |
| Communication and data | | 16,981,524 |
| Legal expenses | | 6,932,909 |
| Brokerage, Clearing and Execution Fees | | 6,512,827 |
| Provision for Doubtful Accounts | | 4,956,000 |
| Interest expense | | 4,574,928 |
| Audit and Insurance | | 1,396,901 |
| Occupancy and Equipment | | 503,750 |
| Other | | 2,202,791 |
| Total expenses | | 67,843,890 |
| | | |
| Net loss before tax | | (17,397,480) |
| | | |
| Income tax (Note 10) | | (86,300) |
| | | |
| Net loss | $ | (17,483,780) |

*See accompanying notes.*

**Apex Clearing Corporation**
**Statement of Changes in Stockholder's Equity**
**For the Period June 6, 2012 to December 31, 2012**

| | Common Stock | Additional Paid in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Beginning Balance June 6, 2012 | $ 10,000 | $ 102,888,576 | $ - | $ 102,898,576 |
| Period to date Net Loss | - | - | (17,483,780) | (17,483,780) |
| Ending Balance Dec 31, 2012 | $ 10,000 | $ 102,888,576 | $ (17,483,780) | $ 85,414,796 |

*See accompanying notes.*

**Apex Clearing Corporation**
**Statement of Changes in Subordinated Borrowings**
**For the Period June 6, 2012 to December 31, 2012**

| | |
|---|---|
| Subordinated borrowings at beginning of day June 6th, 2012 | $ - |
| Increases: | |
| Issuance of subordinated borrowings | 35,000,000 |
| Subordinated borrowings at December 31, 2012 | $ 35,000,000 |

*See accompanying notes.*

**Apex Clearing Corporation**
**Statement of Cash Flow**
**For the Period June 6, 2012 to December 31, 2012**

| | |
|---|---|
| **Operating Activities** | |
| Net Loss | $ (17,483,780) |
| Adjustments to reconcile net loss to net cash provided in Operating Activities: | |
| Depreciation and Amortization | 25,000 |
| Changes in operating assets and liabilities: | |
| Increase in Segregated cash & segregated securities | (281,872,204) |
| Decrease in Receivables from customers and non-customers | 516,528,032 |
| Increase in Deposits with clearing organizations | (148,823,595) |
| Increase in Receivable from broker-dealers and clearing organizations | (90,413,920) |
| Decrease in Securities borrowed | 61,108,985 |
| Increase in Payable to customers and non-customers | (138,640,781) |
| Increase in Payable to broker-dealers and clearing organizations | 46,058,822 |
| Increase in Securites loaned | 16,127,371 |
| Increase in Payable to correspondents | 19,816,976 |
| Increase in Accounts payable, accrued expenses, contingencies and other liabilities | 5,529,277 |
| Increase in Miscellaneous Other | (5,758,278) |
| Net cash used in operating activities | (314,316) |
| **Investing Activities** | |
| Purchases of Fixed assets | (458,802) |
| Net cash used in investing activities | (458,802) |
| **Net change in cash and cash equivalents** | (18,256,898) |
| **Cash and cash equivalents at beginning of year** | 63,745,926 |
| **Cash and cash equivalents at end of year** | $ 45,489,029 |
| **Supplemental disclosure of cash flow information** | |
| Cash paid for federal and local taxes | $ - |
| Cash paid for interest | $ 2,307,619 |

*See accompanying notes.*

**NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS**

Apex Clearing Corporation (the "Company"), is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") as well as being a participant in the Securities Investor Protection Corporation ("SIPC"). The Company is organized as a Corporation. All of the common stock and voting equity interests of the Company is owned by Apex Clearing Holding (the "Parent"). The Company provides clearing, execution, prime brokerage, margin lending and other back office services.

**NOTE 2 – BUSINESS FORMATION**

Effective June 6, 2012, Parent, Apex Clearing Solutions LLC ("ACS") and Penson Financial Services, Inc. ("PFSI") consummated transactions contemplated by an Assignment and Assumption Agreement dated as of May 31, 2012 ("AAA") resulting in the launching of the Company and its business (the "Transaction"). Pursuant to the AAA, PFSI transferred its correspondent and customer contracts and related clients together totaling $96,898,576 of equity, which also met a required contribution of $90,000,000 of regulatory net capital to the Company. As consideration for these transfers, PFSI received a 93.75% economic interest in Parent. In addition, ACS purchased a 5.21% interest in the Parent in exchange for $5,000,000 in cash, which was then contributed to the Company. Two smaller investors also purchased a combined 1.04% economic interest in the Parent for a combined $1,000,000 in cash, which was also contributed to the Company by ACS. In addition, the Company entered into a business process outsourcing agreement with Broadridge Financial Services ("Broadridge")(see Note 17). Lastly, ACS and PEAK6 Capital Management LLC ("PEAK6 Capital Management") entered into subordinated debt agreements with the Company totaling $35,000,000 (see Note 9). The Company commenced operations June 6, 2012.

Pursuant to the Limited Liability Company Agreement of the Parent dated June 5, 2012, ACS is the "Managing Member" of the Parent. In its role as Managing Member, ACS is authorized to conduct, direct, and exercise all management powers over the business and affairs of the Parent. In turn, in its capacity as the sole shareholder of the Company, Parent has ultimate control over all activities of the Company, although day to day operations are subject to the control of the Board of Directors of the Company. PFSI, while holding a significant economic interest in the Company, has only limited voting rights in Parent and is not involved in the day to day management of the Parent or the Company.

The assignment and assumption was accounted for as a business combination and assets and liabilities recognized at fair value as of the effective date of the transaction of June 6, 2012. All acquisition costs were paid by PFSI and ACS.
Assets and liabilities as of June 6, 2012 are as follows:

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 63,745,926 |
| Cash - segregated under federal regulations | | 1,676,973,981 |
| Receivable from customers and non-customers | | 1,258,151,832 |
| Deposits with clearing organizations | | 55,133,217 |
| Receivable from broker-dealers and clearing organizations | | 32,517,468 |
| Securities borrowed | | 113,584,912 |
| Other assets | | 3,282,255 |
| Total assets | $ | 3,203,389,591 |
| **Liabilities and Stockholder's Equity** | | |
| Payable to customers and non-customers | $ | 2,936,832,492 |
| Payable to broker-dealers and clearing organizations | | 32,793,501 |
| Securities loaned | | 46,846,382 |
| Payable to correspondents | | 1,937,330 |
| Accounts payable, accrued expenses and other liabilities | | 47,081,310 |
| Total Liabilities | | 3,065,491,015 |
| Subordinated borrowings (Note 9) | | 35,000,000 |
| Stockholder's equity: | | |
| Common stock, $0.10 par value | | |
| 200,000 shares authorized; 100,000 issued and outstanding | | 10,000 |
| Additional paid-in capital | | 102,888,576 |
| Retained earnings/Accumulated Deficit | | - |
| Total stockholder's equity | | 102,898,576 |
| Total liabilities and stockholder's equity | $ | 3,203,389,591 |

**NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates - The financial statements have been prepared in accordance with accounting principles general accepted in the United States of America ("U.S. GAAP"). In preparation of financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents – The Company considers cash equivalents to be cash, cash in depository accounts with other financial institutions, and highly liquid investments with original maturities at time of purchase of less than 90 days.

Cash and Securities – Segregated Under Federal Regulations – The Company has cash and has invested in qualified securities under the auspices of 15c3-3 of the Securities Exchange Act of 1934. Cash segregated for regulatory purposes is not included as cash and cash equivalents for purposes of the statement of cash flows because such assets are segregated for the benefit of customers only.

Deposits with Clearing Organizations - Deposits with Clearing Organizations represent cash or collateral deposited with central clearing agencies for the purposes of supporting clearing and settlement activities. These deposits are managed daily and, if applicable, marked to fair value daily for the purposes of financial statement presentation. Customer collateral pledged is not reflected on the statement of financial condition.

Securities Borrowed and Securities Loaned – Securities borrowed and securities loaned transactions are generally reported as collateralized financings and are recorded at the amount of cash collateral advanced or received, except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives in the form of cash an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as required.

Fixed Assets – Fixed Assets are carried at cost net of accumulated depreciation and amortization and consist primarily of computer equipment of $458,802. Depreciation and amortization is generally provided on a straight-line basis using estimated useful lives of three to five years. Fixed Asset balances are reviewed annually for impairment. In managements' opinion, there is no such impairment at December 31, 2012. Accumulated depreciation as of December 31, 2012 was $25,000.

Securities owned and securities sold, not yet purchased – The Company has reported its investments on a trade- date basis in securities owned and securities sold, not yet purchased, and records such investments at fair value in the Statement of Financial Condition, with changes in fair value reflected in the Statement of Operations.

Contingencies - The Company recognizes liabilities that it considers probable and can be reasonably estimable as contingencies and accrues the related costs it believes are sufficient to meet the exposure to cover defense costs and litigation claims. In the normal course of business, the Company is subject to correspondent and customer lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition, results of operations, and cash flows.

Payable To Correspondents – The Company collects commissions and other fees from end customers each month. As stipulated by individual agreements with Correspondents, the Company calculates and distributes amount due to correspondent introducing brokers.

Receivable from and Payable To Brokers – Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2012 consist of the following:

| | Receivable | Payable |
|---|---|---|
| Securities failed to deliver/receive | 119,527,512 | 78,852,323 |
| Other fees and commissions receivable/payable | 3,403,876 | |
| Total | 122,931,388 | 78,852,323 |

Securities failed to deliver/receive represent the contract value of the amount failed to be received or delivered as of the balance sheet date.

Receivable from and Payable To Customers – Accounts receivable and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Receivables and Payables are reflected on the balance sheet on a settlement-date basis. Margin interest income is accrued daily based on rates of interest agreed to in customer agreements. Margin interest income of $9,455,944 was earned during the period from June 6, 2012 to December 31, 2012. The Company recognizes an allowance for amounts deemed not collectible (see Note 7).

Revenue Recognition – Revenues from clearing transactions are recognized as revenues in the financial statements on a trade-date basis on the Statement of Operation. The revenue is generated either per transaction which is recognized on a trade-date basis from processing transactions, or as monthly terminal charges for the delivery of data or processing capability, which are recognized in the month in which services are provided.

Translation of Foreign Currencies – The Company has a minimal amount of client assets and liabilities denominated in foreign currencies. The assets and liabilities are translated at year-end rates of exchange, while the income statement accounts are translated at the exchange rate at the dates on which those elements are recognized. The Company does not hedge its foreign exchange exposure.

Income Tax – The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company was to file on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. When applicable a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Operating Leases – Rent expense is provided on operating leases evenly over the applicable lease periods, taking into account rent holidays. If applicable, amortization of leasehold improvements is provided evenly over the lesser of the estimated useful lives or expected lease terms. Minimum lease payments are $328,445 for 2013, $225,462 for 2014, and $74,640 for 2015.

Collateral - The Company receives collateral in connection with margin lending and securities borrowed transactions. Under many agreements, the Company is permitted to pledge the securities held as collateral, use the securities to enter into securities-lending arrangements, or deliver the securities to counterparties to cover short positions. At December 31, 2012, the Company had access to $1,038,273,320 of collateral from the margin lending book, and an additional $52,475,927 from Securities Borrowed. At December 31, 2012 the Company had utilized $62,973,753 of collateral to support securities lending contracts.

***Recent Accounting Pronouncements***

In December 2011, the FASB issued ASU 2011-11, *Balance Sheet (Topic 210): Disclosures About Offsetting Assets and Liabilities*. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. The adoption of this guidance may expand existing disclosure requirements, which the Company is currently evaluating.

On April 29, 2011, FASB issued FASB Accounting Standards Update No 2011-03, *Reconsideration of Effective Control for Repurchase Agreements* ("ASU 2011-03"), which eliminates the collateral maintenance requirement under GAAP for entities to consider in determining whether a transfer of financial assets subject to repurchase agreements is accounted for as a sale or as a secured borrowing. ASU 2011-03 was effective for the Company on January 1, 2012, and it did not have a material impact on the Company's financial statements.

On May 12, 2011, the FASB issued FASB Accounting Standards Update No. 2011-04, *Fair Value Measurements (Topic 820): Amendment to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04") to provide clarified and converged guidance on fair value measurement and expanded disclosures concerning fair value measurements. ASU 2011-04 is largely consistent with the existing fair value measurement principles contained in Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*. ASU 2011-04 was effective for the Company effective January 1, 2012, and did not have a material impact on the Company's financial statements.

**NOTE 4 – CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS**

At December 31, 2012, cash and securities segregated in special reserve accounts under Rule 15c3-3 of the Securities and Exchange Act of 1934 totaled $1,958,846,185, cash of $1,059,876,470, and U.S. Treasury bills with a market value of $898,969,715. Of this amount, $1,916,789,969 was for the exclusive benefit of customers and $42,056,216 was for the exclusive benefit of proprietary accounts of introducing brokers.

**NOTE 5 – FAIR VALUE OF FINANCIAL INSTRUMENTS**

Fair value is defined as the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. The fair value model establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment, as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions.

Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. These financial instruments have significant inputs that cannot be validated by readily determinable data and generally involve considerable judgment by management.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis:

***Government, municipal and agency securities***

Government securities, such as Treasuries, are valued using third party pricing services. U.S. government securities are categorized in Level 1 of the fair value hierarchy.

Agency securities consist of agency issued debt and are valued using quoted market prices in active markets. As such, these securities are categorized in Level 1 of the fair value hierarchy.

Municipal bonds consist of debt issued by state or local governments and are valued using broker quotes in active and less active markets. These securities are categorized in Level 2 of the fair value hierarchy.

***Corporate equity securities***

Corporate equity securities represent exchange-traded securities and are valued based on quoted prices in active markets. If applicable, these securities are categorized in Level 1 of the fair value hierarchy.

***Listed option contracts***

Listed options are exchange traded and are generally valued based on quoted prices in active markets and are categorized in Level 1 of the fair value hierarchy.

Certain assets and liabilities are recorded in the financial statements at fair value, on a recurring basis, measured as follows as of December 31, 2012

| | | |
|---|---|---|
| **Level 1** | | |
| **Cash Equivalents** | | |
| Cash | $ | 45,489,029 |
| Segregated Cash | $ | 1,059,876,470 |
| Total Cash Equivalents | $ | 1,105,365,499 |
| | | |
| Securities Owned | | |
| Segregated U.S Government and Agency securities | | 898,969,715 |
| | | |
| Securities Sold, Not Yet Purchased | | |
| Corporate Equity | $ | 42,231 |
| | | |
| Deposits with clearing organizations | | |
| Cash | $ | 203,956,812 |
| | | |
| Other Assets | | |
| Corporate Equity | | 27,758 |
| | | |
| TOTAL LEVEL 1 | $ | 2,208,362,015 |
| | | |
| Level 2 | | |
| Securities Sold, Not Yet Purchased | | |
| Municipal Bonds | $ | 218,400 |
| | | |
| TOTAL LEVEL 2 | $ | 218,400 |

There were no Level 3 investments during the period between June 6, 2012 and December 31, 2012.

**NOTE 6 – SHARE CAPITAL**

The authorized share capital of the Company is 200,000 voting shares. Par value is $0.10 per share. During the period June 6, 2012 to December 31, 2012, 100,000 shares were issued for $10,000.

**NOTE 7 – RECEIVABLE FROM CUSTOMERS AND NON-CUSTOMERS**

The Company's receivables from customers and non-customers are generally margin loans, made on a fully collateralized basis. If the value of that collateral declines, if the collateral decreases in liquidity, or margin calls are not met, the Company may consider a variety of credit enhancements, such as, but not limited to, seeking additional collateral or guarantees. In valuing receivables that become less than fully collateralized, the Company compares the estimated fair value of the collateral, deposits, and any additional credit enhancements to the balance of the loan outstanding and evaluates the collectability based on various qualitative factors, such as, but not limited to, the creditworthiness of the counterparty, the potential impact of any outstanding litigation or arbitration, and the nature of the collateral and available realization methods. To the extent that the collateral, the guarantees, and any other rights the Company has against the customer or the related introducing broker are not sufficient to cover any potential losses, then the Company records an Allowance for Doubtful Accounts based on review of historical actual experience and estimated losses inherent in the accounts. In the ordinary course of business, the Company may carry an allowance for more or less than fully unsecured or partially secured balances due to the Company's judgment that the amounts are collectible.

For net capital purposes, any balance in a partially secured or unsecured account net of the Allowance for Doubtful Accounts is considered a non-allowable asset. Non-allowable assets are subtracted from ownership equity to arrive at net capital.

Accounts receivable from and accounts payable to customers and noncustomers include amounts due on cash and margin transactions. A portion of customer securities held in margin accounts with a loan balance has been deposited at our settlement bank, and the option clearing corporation. Such collateral is not reflected on the statement of financial condition.

The Company, in some cases, will rely on master netting agreements or the customer agreements to net receivables and payables related to transactions on a counterparty basis. It is the Company's policy to settle these transactions on a net basis with its counterparties.

**NOTE 8 – SHORT-TERM, SECURED LINES OF CREDIT AND LOANS**

As of December 31, 2012, the Company's short-term bank facilities consist of two uncommitted, secured lines of credit with two financial institutions. One of the lines of credit permits the Company to borrow in aggregate up to $125,000,000; the second line is a guidance line that permits the Company to borrow at the bank's discretion. These lines of credit bear interest at a rate that varies with the federal funds rate, have no stated expiration dates, and are repayable on demand. In general, the advance rate is 70% of the collateral value posted, and the banks have the authority to not accept certain collateral, or to set concentration limits. The Company had no advances on the lines of credit at December 31, 2012.

The Company also has the ability to create short-term liquidity under stock loan arrangements. At December 31, 2012, the Company had $62,973,753 as cash received related to Securities Loaned. These arrangements bear interest at variable rates based on various factors, including market conditions and the types of securities loaned, are secured primarily by our customers' margin account securities, and are repayable on demand.

**NOTE 9 – SUBORDINATED BORROWING**

As of December 31, 2012, the Company has $35,000,000 principal amount of subordinated notes outstanding. On June 6, 2012, the Company entered into a $30,000,000 subordinated loan agreement ("Subordinated Note") with PEAK6 Capital Management LLC. On June 6, 2012, the Company entered into a $5,000,000 subordinated note agreement with ACS ("ACS Subordinated Note"). Both the Subordinated Note and the ACS Subordinated Note bear simple interest at a rate of nine percent (9%) annually, payable on June 6 and December 5 of each year, and has a term of two years. The Subordinated Note and ACS Subordinated Note are available in computing net capital under the SEC's uniform net capital rule. To the extent that the repayment of the subordinated loans would cause the Company to fail to be in compliance with certain regulatory minimum net capital requirements, repayment of the loans is suspended. The fair value of the Subordinated Note and ACS Subordinated Note both approximate their carrying value due to their short-term nature.

**NOTE 10 – INCOME TAXES**

For the year ended December 31, 2012, the company expects to pay state income taxes of $86,300.

The reconciliation between the Company's effective tax rate on income from continuing operations and the statutory tax rate is as follows:

| | |
|---|---|
| Expected Tax | 35.0% |
| Nondeductible expenses | -0.1% |
| State tax, net of federal deduction | 3.8% |
| Change in valuation allowance | -39.2% |
| Total tax expense | -0.5% |

The components of the net deferred tax assets and liabilities as of December 31, 2012 are as follows:

| | |
|---|---|
| Net operating loss carry-forward | 1,958,799 |
| Allowance for bad debts | 2,006,640 |
| Accrued expenses | 3,028,201 |
| Valuation allowance | (6,819,467) |
| Total deferred tax assets | 174,172 |
| | |
| Prepaid expenses | (79,514) |
| Property and equipment | (94,659) |
| Total deferred tax liabilities | (174,172) |
| Net deferred tax assets (liabilities) | 0 |

The Company has federal and state net operating losses of $5,011,300 and $4,393,407, respectively, that can generally be carried forward for 20 years.

Management assesses the available positive and negative evidence, such as future earnings, reversing temporary differences, and tax planning strategies, to estimate if sufficient future taxable income will be generated to utilize existing deferred tax assets. Significant weight needs to be given to objective factors, such as the Company's limited operating history and current net operating loss for the current year ended December 31, 2012. Such objective factors limit the ability to consider other subjective evidence, such as our projections of future earnings. Based on the evaluation of these various factors, as of December 31, 2012, a valuation allowance of $6,819,467 has been recorded for the portion of the deferred tax asset that more likely than not will be realized.

The tax provision in the accompanying financial statements is equal to the income tax the Company expects to report in the Company's income tax return. As of December 31, 2012, there is no tax provision for uncertain tax positions that may be disallowed if the IRS examines the Company's tax return. The Company has not yet filed its initial tax returns, so there are no prior tax years that are open for examination by the Internal Revenue Service or state tax authorities.

The Company recognizes and measures its unrecognized tax benefits and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any uncertain tax positions that would require accrual. No penalty or interest has been recognized in the accompanying Statement of Operations. As of December 31, 2012, the periods since the commencement of operations remain subject to examination by various tax jurisdictions under the statute of limitations. In addition, management does not expect a significant change in uncertain tax positions during the 12 months subsequent to December 31, 2012.

**NOTE 11 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK**

In the normal course of business, the Company purchases and sells securities and pledges or receives collateral as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company deposits customers' margin securities with lending institutions as collateral for borrowings. If a lending institution does not return a security, the Company may be obligated to purchase the security in order to return it to its customer. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security exceeds the value of the loan from the lending institution.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations. The Company seeks to control the risks associated with its customer or broker activities by requiring customers and brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and has established guidelines to require customers or brokers to deposit additional collateral or to reduce positions when necessary.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of periodically reviewing the credit standing of all parties, including customers, with which it conducts business.

For customers introduced on a fully disclosed basis by other broker-dealers, the Company typically has a contractual right of recovery from such introducing broker-dealers in the event of nonperformance by the customer. The Company can offset Correspondent balances if required. In general, the Company requires a risk deposit from the introducing broker-dealers. In the event the customer or introducing broker does not perform, and the associated risk deposit is not enough to cover the exposure, the Company is at risk of loss.

In addition, the Company, as agent for our customers, has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company may incur a loss if its clients do not perform and the fair value of the securities increases subsequent to December 31, 2012.

***Customer Activities***

The Company's customer clearance and settlement activities include the acceptance and clearance of equities and option contracts for its customers, which are primarily institutional, commercial, exchange members, and retail customers introduced by registered introducing brokers. The Company guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by regulatory bodies. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligation. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Such margin collateral essentially operates as a good faith deposit from the customer that reduces risk to the Company in the event of failure by the customer to fulfill obligations under these contracts. The Company monitors required margin levels daily and, has established guidelines to require customers to deposit additional collateral, or to reduce positions, when necessary. Management believes that the margin deposits and collateral held at December 31, 2012, were adequate to mitigate the risk of material loss that could be created by positions held at that time.

The Company's function of providing clearing services to our customers and their related customer activities may require the Company to pledge eligible collateral with our banking partners, securities lending partners or the Options Clearing Corporation ("OCC"). In the event the counterparty is unable to meet its contractual obligation to return the pledged collateral, the Company may be exposed to the risk of acquiring the underlying securities at prevailing market. The Company and its counterparties control this risk by monitoring the market value of securities pledged on a daily basis, and by requiring adjustments of collateral levels in the event of excess market exposure.

***Credit Risk***

Credit risk arises from the potential inability of the counterparty to perform in accordance with the terms of open contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain.

***Concentration of Credit Risk***

The Company also engages in various brokerage activities whose counterparties are primarily broker-dealers, banks, and other financial institutions. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to periodically review the credit standing counterparties with which it conducts business.

At December 31, 2012, there were no amounts to be indemnified to the clearing brokers for customer accounts. As of December 31, 2012, the Company did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

**NOTE 12 - TRANSACTIONS WITH RELATED PARTIES**

The following companies are considered affiliates and therefore, related parties:

PFSI: Effective June 5, 2012, Parent entered a Transitional Services Agreement ("TSA") with PFSI, whereby PFSI would provide associates, office facilities, technology, processing, and other services during a transitional period. The Company paid invoices at actual cost and paid $131,172 in fees in the form of a markup for the service of administering the invoices. All services terminated as of January 18, 2013.

In addition, PFSI provided a $12,000,000 unsecured loan to the Company on June 6, 2012, which, as described in Note 14, was fully set off against the indemnification asset.

Penson Worldwide ("PWI"): The Company also utilized the TSA to secure services from NEXA Technologies, a subsidiary of PWI, to provide front-end terminals for the Company's correspondents and their customers, as well as order routing and trade execution.

Penson Canada: During 2012, APEX provided clearing and execution services for Penson Canada. Penson Canada was charged $2,815,203 for this service. Membership in the Investment Industry Regulation Organization of Canada ("IIROC") for Penson Canada was suspended effective February 4, 2013. Due to the IIROC liquidation proceedings, the Company has fully reserved for this amount.

PEAK6 Capital Management: At December 31, 2012, the Company had a payable of $30,000,000 plus accrued and unpaid interest from PEAK6 Capital Management for the subordinated loan made to the Company by PEAK6 Capital Management on June 5th, 2012.

ACS: At December 31, 2012, the Company had a payable of $5,000,000 plus accrued and unpaid interest from ACS for the subordinated loan entered into by the Company on June 5th, 2012. In addition, ACS provided a $10,000,000 unsecured loan to the Company from June 6, 2012 through December 5, 2012. The full amount of the loan and accrued interest was repaid by the Company in December, 2012. Both ACS, and its manager, PEAK6 Investments, L.P. are providing various support and other services to the Company, including to the executive and technology groups, pursuant to the terms of the Support

Services Agreement dated as of June 5, 2012, between the Parent and PEAK6 Investments, L.P. (as amended, the "Support Services Agreement"), and the Parent's Limited Liability Company Agreement. As of December 31, 2012, ACS had 10 associates fully dedicated to supporting the Company. For services provided, ACS is entitled to twenty percent (20%) of the first $10,000,000 of the Parent's consolidated net profits and thirty percent (30%) of any consolidated profits of the Parent in excess of $10,000,000, and PEAK6 Investments, L.P. is entitled to an amount equal to two percent (2%) of the Parent's consolidated gross revenue for the period covered, plus reimbursement of costs. For the period June 6, 2012 to December 31, 2012, the Company recorded expenses of $7,199,956 for interest, management fees, and reimbursement of costs from ACS and PEAK6 Investments, L.P., including interest under the Subordinated Notes to PEAK6 Capital Management and ACS.

OptionsHouse LLC ("OptionsHouse") – OptionsHouse is an introducing broker dealer that entered a clearing and execution contract with the Company and maintains a common parent to ACS, PEAK6 Investments LP. In 2012, OptionsHouse had the right to terminate its contract with 60-days' notice. Revenue earned from OptionsHouse during the period June 6, 2012 to December 31, 2012, totaled $2,153,395. The Company had a payable of $1,784,125 to OptionsHouse at December 31, 2012. OptionsHouse signed a revised three-year clearing and execution agreement effective December 1, 2012, on January 14, 2013.

**NOTE 13 – EMPLOYEE BENEFIT PLAN**

The Company launched and participates in a defined contribution 401(k) employee benefit plan (the "Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. The total discretionary contribution for the period June 6, 2012 to December 31, 2012, was $58,720 and is included in Compensation and Benefits expense.

**NOTE 14 – CONTINGENCIES**

The Company is named in various legal matters arising in the ordinary course of business. Management has accrued for matters that are considered probable and where amounts are estimable. The accrual at December 31, 2012 is estimated to be $18,313,415, of which an estimated $13,613,419 related to pre-acquisition contingencies subject to indemnification under the AAA. On November 26, 2012, the Company notified PFSI of its intent to exercise its right of setoff of $12,427,000 as granted in the AAA with PFSI to indemnify it for these contingencies. These amounts were reflected in the opening balance sheet.

**NOTE 15 – GUARANTEES**

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments for the guaranteed party based on changes in an underlying security (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. They are further defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. Guarantees by a clearing broker-dealer can be a reduction to regulatory net capital.

As previously discussed, the Company is a member of certain clearing organizations. The OCC is formed as a mutual in which members agree to fund another member's deficit if that member's clearing fund has been extinguished. Due the fact the OCC has not had a significant issue with a member's deficit account, we cannot estimate the guarantee obligation associated with the OCC agreement, and management believes the exposure to be remote; therefore we do not take a reduction to regulatory net capital for this agreement nor establish a reserve on the balance sheet.

The Company is a member of various exchanges that trade and clear securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the organization. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the organization. Any potential

contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

**NOTE 16 - NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of 2% of aggregate debit balances, as defined in the SEC's Reserve Requirement Rule (Rule 15c3-3). At December 31, 2012, the Company had net capital of $102,332,406 and was $83,622,081 in excess of its required net capital of $18,710,325.

**NOTE 17 – SIGNIFICANT SERVICE PROVIDERS**

The Company entered into a Master Service Agreement ("MSA") with Broadridge through June 5, 2022, for the outsourced provision of back office service support. The Broadridge contract calls for the Company to pay a fixed percentage of net revenue earned in any given month. If the Company terminates the MSA for convenience the Company may be obligated to pay Broadridge an amount equal to $65,000,000, net of amortization at a fixed rate of $541,000 per month, measured at the date of termination. The contract amortizes over 10 years. Maximum exposure at December 31, 2012 was $61,213,000. Management has no expectation to terminate this agreement with Broadridge for convenience, and have not accrued any liability for this termination amount.

**NOTE 18 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 29, 2013, the date these financial statements were issued.

On January 11, 2013, PWI, Nexa and PFSI, which owns 93.75% of the Parent, filed bankruptcy. While in bankruptcy, on February 25, 2013, PWI and PFSI brought action against the Company and the Parent seeking declaratory relief and to recover compensatory and consequential damages related to transactions effected by the Company under the AAA. The Company will vigorously defend against this action. A negative outcome from the lawsuit could be material to the Company.

On February 4, 2013, Penson Canada entered IIROC liquidation. An arbitration claim for all amounts due was filed on January 11, 2013.

SUPPLEMENTAL SCHEDULES

# Schedule I

# Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2012

| | |
|---|---|
| Net Capital: | |
| Total Stockholders' Equity | $85,414,796 |
| Subordinated borrowings allowable in computation of net capital | 35,000,000 |
| Total Capital and allowable subordinated borrowings | 120,414,796 |
| Deductions and/or Charges | |
| Non-allowable assets | |
| Correspondent Commission Receivable | 1,000,851 |
| Order Flow Receivable | 1,283,000 |
| Other Non-Allowables | 2,176,743 |
| Additional charges for customers' and noncustomers' security accounts | 1,889,034 |
| Aged fails-to-deliver | 7,187,924 |
| Other deductions | 4,523,019 |
| Total deductions and/or charges | 18,060,571 |
| Net capital before haircuts on securities positions | 102,354,225 |
| Haircuts on securities | 21,819 |
| Net Capital | **102,332,406** |
| Net capital requirement – Greater of 2% of aggregate debit items as shown in Computation for Determination of Reserve Requirements on Schedule II or $1,500,000 | 18,710,325 |
| Excess Net Capital | $83,622,081 |
| Percentage of net capital to aggregate debit items | 10.94% |
| Net capital in excess of the greater of 5% of aggregate debit items or 120% of minimum net capital requirement | $55,556,592 |

---

NOTE: The above computation differs from the computation of net capital prepared by the Company as of December 31, 2012, and filed with FINRA on January 25, 2013, on Form X-17-a-5 as follows:

| | |
|---|---|
| Net Capital per Original Filing | 105,895,417 |
| Adjustments: | |
| Decrease in Stockholders Equity | (5,608,093) |
| Decrease in total non-allowable assets | 2,045,082 |
| Adjusted Net Capital | **$102,332,406** |

# Schedule II

# Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2012

| | |
|---|---|
| Credit Balances | |
| Free credit balances and other credit balances in customers' security accounts | $2,743,556,033 |
| Monies payable against customers' securities loaned | 57,440,626 |
| Customers' securities failed to receive | 10,509,341 |
| Market value of short securities and credits in all suspense accounts over 7 business days | 6,761,696 |
| Other | 3,965,329 |
| Total Credit Items | $2,822,233,025 |
| Debit Balances | |
| Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3 | $717,378,796 |
| Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver | 49,842,549 |
| Failed to deliver of customers securities not older than 30 calendar days | 41,365,118 |
| Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts | 126,929,808 |
| Aggregate Debit Items | $935,516,271 |
| + Less 3% charge | (28,065,488) |
| Total Debit Items | $907,450,783 |
| Excess of total credit items over total debit items | $1,914,782,242 |
| Amount held on deposit in reserve bank accounts – December 31, 2012 | $1,916,789,969 |
| Amount of additional deposit (January 3, 2013) | $34,000,000 |
| New amount in reserve bank accounts after adding deposit | $1,950,789,969 |

The above computation does not differ materially from the computation for determination of reserve requirements prepared by the Company as of December 31, 2012, and filed with the Financial Industry Regulatory Authority on January 25, 2013, on Form X-17a-5.

# Schedule II

# Computation for Determination of Reserve Requirements for Proprietary Accounts of Introducing Brokers (PAIB) Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2012

| | |
|---|---|
| Credit Balances | |
| Free credit balances and other credit balances in PAIB | $53,663,061 |
| Monies payable against PAIB securities loaned | 4,757,959 |
| PAIB securities failed to receive | 530,650 |
| Other | 348 |
| Total PAIB Credit Items | $58,952,018 |
| Debit Balances | |
| Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection | $26,437,329 |
| Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver | 188,973 |
| Failed to deliver of PAIB securities not older than 30 calendar days | 1,488,205 |
| Total PAIB Debit items | $28,114,507 |
| Excess of total PAIB credit items over total PAIB debit items | $30,837,511 |
| Amount held on deposit in PAIB reserve bank account – December 31, 2012 | $42,056,216 |
| Amount of withdrawal (January 3, 2013) | $5,000,000 |
| New amount in PAIB reserve bank account after adding deposit | $37,056,216 |

The above computation does not differ materially from the computation for determination of PAIB reserve requirements prepared by the Company as of December 31, 2012, and filed with the Financial Industry Regulatory Authority on January 25, 2013, on Form X-17a-5.

# Schedule III

# Information Relating To Possession or Control Requirements for Brokers and Dealers Pursuant to Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2012

| | **Market Value** | **No. of Items** |
|---|---|---|
| Customer's fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2012 (for which instructions to reduce to possession or control had been issued as of December 31, 2012, but for which the required action was not taken within the time frames specified under rule 15c3-3) | $0 | -0- |
| Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2012, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3 | $0 | -0- |

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## Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Apex Clearing Corporation

In planning and performing our audit of the financial statements of Apex Clearing Corporation (the Company), as of December 31, 2012 and for the period from June 6, 2012 to December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

**Ernst & Young**

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

March 29, 2013